Item 77Q (1) - Copies of any new or amended investment advisory contracts
Amended Schedule B to Sub-Advisory Agreement between
AdvisorShares Investments, LLC and The Elements Financial Group,
LLC is filed herewith.
Interim Sub-Advisory Agreement between AdvisorShares
Investments, LLC and TrimTabs Asset Management, LLC is filed herewith.